Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Six Months Ended June 30, 2017	Three Months Ended June 30, 2017
Earnings before income taxes	$4,685	$2,508
Add (deduct):
Dividends from less than 50% owned affiliates	33	33
Fixed charges	566	282
Interest capitalized, net of amortization	—	—
Earnings available for fixed charges	$5,284	$2,823
Fixed charges:
Interest incurred	$519	$259
Portion of rent expense deemed to represent interest factor	47	23
Fixed charges	$566	$282
Ratio of earnings to fixed charges	9.3	10.0

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings before income taxes	$9,924	$9,615	$10,650	$12,542	$13,004
Add (deduct):
Dividends from less than 50% owned affiliates	117	127	107	1	—
Fixed charges	1,166	1,232	1,284	1,216	1,115
Interest capitalized, net of amortization	—	(3)	1	4	2
Earnings available for fixed charges	$11,207	$10,971	$12,042	$13,763	$14,121
Fixed charges:
Interest incurred	$1,071	$1,137	$1,172	$1,105	$1,009
Portion of rent expense deemed to represent interest factor	95	95	112	111	106
Fixed charges	$1,166	$1,232	$1,284	$1,216	$1,115
Ratio of earnings to fixed charges	9.6	8.9	9.4	11.3	12.7